October 8, 2024

Woo-Sung Chung
Chief Financial Officer
NRG Energy, Inc.
910 Louisiana Street
Houston, Texas 77002

        Re: NRG Energy, Inc.
            Form 10-K for the Fiscal Year ended December 31, 2023
            Filed February 28, 2024
            File No. 001-15891
Dear Woo-Sung Chung:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation